                                                                EXHIBIT (a)(5)

[Citadel Communications Corporation Logo]

NEWS ANNOUNCEMENT

CONTACT:
Lawrence R. Wilson, CEO                   Stewart A. Lewack
Donna L. Heffner, CFO                     Jennifer L. Colbert
Tom Doyle, Analyst                        Jaffoni & Collins Incorporated
Citadel Communications Corporation        212/835-8500
702/804-5200                              citc@jcir.com


  CITADEL BROADCASTING COMPANY ANNOUNCES CASH OFFERS AND CONSENT SOLICITATIONS FOR ITS OUTSTANDING 10 1/4% SENIOR SUBORDINATED NOTES DUE 2007, 9 1/4% SENIOR SUBORDINATED NOTES DUE 2008 AND 13 1/4% SERIES B EXCHANGEABLE PREFERRED STOCK

      Las Vegas, Nevada, May 4 -- Citadel Broadcasting Company, the operating subsidiary of Citadel Communications Corporation, has announced that it today commenced cash tender offers and consent solicitations relating to all of the $101,000,000 aggregate principal amount of its 10 1/4% Senior Subordinated Notes due 2007 (the "1997 Notes") and $115,000,000 aggregate principal amount of its 9 1/4% Senior Subordinated Notes due 2008 (the "1998 Notes," and together with the 1997 Notes, the "Notes"). In conjunction with the tender offers, consents are being solicited to certain proposed amendments to each of the indentures governing the 1997 Notes and the 1998 Notes. Among other things, these amendments would amend and/or eliminate substantially all of the restrictive covenants, certain events of defaults and other provisions contained in the indentures. Adoption of the proposed amendments to each indenture requires the consent of the holders of at least a majority of the outstanding principal amount of each series of Notes.

      Citadel Broadcasting also announced that it has commenced a cash tender offer and consent solicitation with respect to all of its outstanding shares of 13 1/4% Series B Exchangeable Preferred Stock (the "Shares"). In conjunction with the tender offer, consents are being solicited to certain proposed amendments to the Certificate of Designations governing the Preferred Stock. Among other things, these amendments would amend and/or eliminate substantially all of the restrictive covenants, including the change of control offer covenant, and other provisions contained in the Certificate of Designations. Adoption of the proposed amendments requires the consent of the holders of at least a majority of the outstanding shares of Preferred Stock.

      Holders tendering Notes and/or Shares will be required to deliver a consent to the proposed amendments. Holders may not tender their Notes or Shares without also delivering consents or deliver consents without also tendering their Notes or Shares.

      The tender offers will expire at 12:00 noon, New York City time, on June 26, 2001, unless terminated or extended (the "Expiration Date"). Holders who tender their Notes and/or Shares prior to 12:00 noon, New York City time, on May 18, 2001 (such date, as it may be extended, the "Consent Date") will receive the applicable purchase price, plus the consent payment referred to below. Holders who tender their Notes and/or Shares after the Consent Date, but on or prior to the Expiration Date, will receive only the applicable purchase price. Tenders of Notes may not be withdrawn and the related consents may not be revoked after the Consent Date. Tenders of Shares may not be withdrawn and the related consents may not be revoked after the Expiration Date.

      The tender offers and consent solicitations are being conducted in connection with the proposed merger of Citadel Communications and FLCC Acquisition Corp., with Citadel Communications as the surviving corporation, pursuant to the Agreement and Plan of Merger, dated as of January 15, 2001, as amended. FLCC Acquisition Corp. is a wholly owned subsidiary of FLCC Holdings, Inc. formed by affiliates of Forstmann Little & Co. The merger is conditioned on, among other things, approval of the Federal Communications Commission (the "FCC") to the transfer of control of Citadel Broadcasting's broadcast licenses to FLCC Acquisition. On April 26, 2001, the FCC granted its consent to such transfer of control. On May 1, 2001, the FCC issued a Public Notice stating that the grant was effective on April 26, 2001. This notice triggered a 30-day period during which third parties can ask the FCC to reconsider its decision. For an additional 10 days beyond the 30-day period, the FCC can review and reconsider the grant on its own motion. It is anticipated that the merger will be completed on the Expiration Date, which will be after the conclusion of such 40-day period.

      The purchase price for each validly tendered 1997 Note will be calculated to July 1, 2002, the earliest redemption date of the 1997 Notes, based upon a fixed spread of 100 basis points over the yield to maturity on the 6-3/8% U.S. Treasury Note due June 30, 2002, plus accrued and unpaid interest on the 1997 Notes up to, but not including, the date of payment, less a consent payment equal to $20.00 per $1,000 principal amount of the 1997 Notes. Citadel expects that the purchase price for the 1997 Notes will be fixed on June 21, 2001 (the third business day prior to the scheduled expiration date of the tender offer), when the yield on the reference Treasury Note will be determined.

      The purchase price for each validly tendered 1998 Note will be calculated to November 15, 2003, the earliest redemption date of the 1998 Notes, based upon a fixed spread of 100 basis points over the yield to maturity on the 4-1/4% U.S. Treasury Note due November 30, 2003, plus accrued and unpaid interest on the 1998 Notes up to, but not including, the date of payment, less a consent payment equal to $20.00 per $1,000 principal amount of the 1998 Notes. Citadel expects that the purchase price for the 1998 Notes will be fixed on June 21, 2001 (the third business day prior to the scheduled expiration date of the tender offer), when the yield on the reference Treasury Note will be determined.

      The purchase price for each validly tendered share of Preferred Stock will be calculated from the date of payment up to, but not including July 1, 2002, the earliest redemption date of the Preferred Stock, based upon a fixed spread of 150 basis points over the yield to maturity on the 6-3/8% U.S. Treasury Note due June 30, 2002, plus accrued and unpaid dividends on the Preferred Stock, less a consent payment equal to $2.00 per share of Preferred Stock. Citadel expects that the purchase price for the Preferred Stock will be fixed on June 11, 2001 (the eleventh business day prior to the scheduled expiration date of the tender offer), when the yield on the reference Treasury Note will be determined.

      J.P. Morgan Securities Inc. ("JPMorgan") is acting as the dealer manager and solicitation agent for the tender offers and the consent solicitations. The information agent for the tender offers and consent solicitations is Innisfree M&A Incorporated. The tender offers and consent solicitations with respect to the Notes and the tender offer and consent solicitation with respect to the Preferred Stock are each being made pursuant to an Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of Transmittal, each dated as of May 4, 2001 and each of which more fully sets forth the terms of the applicable tender offers and consent solicitations.

      Additional information concerning the terms of the tender offers and consent solicitations may be obtained from JPMorgan at (212) 270-1100 (collect). Copies of the Offer to Purchase and Consent Solicitation Statement and related documents may be obtained from Innisfree M&A Incorporated at (888) 750-5834.

      Citadel is a radio broadcaster focused primarily on acquiring, developing and operating radio stations in mid-sized markets throughout the United States. Upon completion of pending transactions, Citadel will own or operate 140 FM and 65 AM radio stations in 42 markets, including clusters of four or more stations in 32 markets.

      This press release shall not constitute an offer to purchase or a solicitation of acceptances of the offers and the consent solicitations, which may only be made pursuant to the terms of the applicable Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of Transmittal.